SCHEDULE 13D

                        Under the Securities and Exchange Act of 1934

                                             2
                                       (Amendment No.)

                                          STEWART W P & CO LTD
                                       (Name of Issuer)

                                        Common stock
                                (Title of Class of Securities)

                                          G84922106
                                       (CUSIP Number)

                                       James D. Brilliant
                                       805 Las Cimas Parkway
                                       Suite 430
                                       Austin, Texas   78746
                                       512-329-0050
                  (Name, Address and Telephone Number of Person Authorized to
                            Receive Notices and Communications)

                                          06/19/2007
                    (Date of Event Which Requires Filing of this Statement)


1 NAME OF REPORTING PERSON
  S.S or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  Van Den Berg Management, Inc., d/b/a Century Management
  TAX # 953017097

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

  A
  B x

3 SEC USE ONLY


4 Source of Funds

  OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
  PURSUANT TO ITEMS 2(C) OR 2(E)

  []

6 CITIZENSHIP OR PLACE OF ORGANIZATION

  USA

7 SOLE VOTING POWER

  59,195

8 SHARED VOTING POWER

  10,649,845

9 SOLE DISPOSITIVE POWER

 59,195

10 SHARED DISPOSITIVE POWER

  10,649,845

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  10,709,040

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

  N/A

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

  22.51%

14 TYPE OF REPORTING PERSON*

  IA

Item 1. Security and Issuer

  This statement relates to the shares of common stock, par value $0.001 per share ("Common Stock"), of STEWART W P & CO LTD.,(the "Company").
  The principal executive offices of the Company are located at TRINITY HALL 43 CEDAR AVE
  PO BOX 2905,
  HAMILTON HM LX,
  BERMUDA X0 10022

Item 2. Identity and Background

  (a) Name

    James D. Brilliant
 (b) Residence or business address

    805 Las Cimas Parkway
    Suite 430
    Austin, Texas   78746

  (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted

    Vice President, Van Den Berg Management, Inc., d/b/a Century Management 805 Las Cimas Parkway
    Suite 430
    Austin, Texas   78746

  (d) Criminal Convictions or Proceedings

    N/A

  (e) Civil Judgements or Proceedings

    N/A

  (f) Citizenship

    USA

Item 3. Source and Amount of Funds or Other Consideration

    As Vice President, Van Den Berg Management, Inc., d/b/a Century Management he directed the purchase of 10,709,040 shares of the issuer directly, paid for with cash for the accounts of investment advisory clients for an aggregate price of $111,695,287.2.

Item 4.  Purpose of Transaction

    The Reporting Persons acquired beneficial ownership of the shares of Common Stock to which this Schedule 13D relates for investment purposes. The beneficial ownership of the filer has exceeded 20%.

Item 5.  Interest in Securities of the Issuer

  (a) Amount and percentage beneficially owned:

    (i) 10,709,040 shares in his capacity as a controlling person of Van Den Berg Management, Inc., d/b/a Century Management.

  (b) Number of shares as to which such person has:

    (i)   sole power to vote or direct the vote:

          59,195

    (ii)  shared power to vote or direct the vote:

         10,649,845

    (iii) sole power to dispose or to direct the disposition:

          59,195

    (iv)  shared power to dispose or direct the disposition:

          10,649,845

  Reporting Person may be deemed to share power to vote and dispose of shares referred to herein as a result of his control of the investment adviser for whose advisory clients he is reporting.
  He may be deemed to have sole power to vote and direct the disposition of the shares referred to above.

  (c) A schedule of transactions effected in the last sixty days is attached hereto.

  (d) Ownership of More than Five Percent on Behalf of Another Person:

      The investment advisory clients have the right to receive the dividends from, or the proceeds from the sale of the securities in their respective accounts. To the best of Reporting Person's knowledge, no person has such interest relating to more than 5% of the outstanding class of securities.

  (e) Ownership of Less than Five Percent:

      N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

    N/A

Item 7. Material to be Filed as Exhibits

    60 days of buying

Date Quantity Market Value
April 27, 200    905090591.73
April 30, 200    690070533.95
  May 1, 2007    184518550.25
  May 2, 2007    1180 11937.8
  May 3, 2007     360 3602.16
  May 4, 2007   26290271718.5
  May 7, 2007    5825   59543
  May 8, 2007    389039716.06
  May 9, 2007    431543893.42
 May 10, 2007    768077084.51
 May 11, 2007    152015212.86
 May 14, 2007    222522392.25
 May 16, 2007    2020 20004.8
 May 17, 2007    249524755.15
 May 21, 2007     305 3059.95
 May 22, 2007    323032043.35
 May 23, 2007   16005163468.2
 May 24, 2007    5940 59728.4
 May 25, 2007     920  9326.4
 May 29, 2007    171017136.51
 May 30, 2007    354535558.68
 May 31, 2007   29450296844.8
 June 1, 2007    386539933.91
 June 4, 2007   11365  116433
 June 6, 2007   61670623858.4
 June 7, 2007   91655927177.5
 June 8, 2007   21290213978.4
June 11, 2007   31805  319468
June 12, 2007   78235786672.2
June 13, 2007   10000100479.2
June 14, 2007    5310 53658.9
June 15, 2007    205021119.95
June 18, 2007   36735371266.8
June 19, 2007  114635 1197206


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        06/28/2007
                                        Date

                                        Signature
                                        James D. Brilliant/Vice President
                                        Name/Title